UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 19, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 19TH, 2026

DATE, TIME AND PLACE: August 19th, 2026, at 12.00 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Gesner José de Oliveira Filho and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absences of Mses. Alessandra Michelini, Flavia Maria Bittencourt and Gigliola Bonino.

BOARD: Mr. Adrian Calaza – Chairman; and Mrs. Luciene Rodrigues Abrão Pandolfo – Secretary.

AGENDA: To resolve on the proposal of the Share Buyback Plan.

RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matter included in the Agenda, the Board Members, by the unanimous vote of those present, resolved to record their statements and resolutions as follows:

The Board members acknowledged the results of the latest Share Buyback Program, approved by the Company's Board of Directors’ at its meeting held on February 12, 2025 (“Program 8”) and approved the opening of a new Share Buyback Program ("Program 9"), pursuant to Section 22, v, of the Company's By-laws and CVM Resolution No. 77 of March 29, 2022 ("CVM Resolution 77/2022"), with the following conditions:

(i) Purpose of the Program: acquisition of common shares issued by the Company to be held in treasury and subsequently canceled, without reduction of capital stock, aiming to increase value for shareholders through the efficient use of available cash resources;

(ii) Number of shares that may be acquired: up to 55,187,638 (fifty-five million, one hundred eighty-seven thousand, six hundred thirty-eight) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, which are equivalent to approximately 2.31% (two point thirty-one percent) of the total common shares of the Company. The Board of Officers may determine the most appropriate time, within the term of the Program, to carry out the Shares acquisitions, and execute one or more acquisition transactions;

CONT. OF MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TIM S.A.

August 19th, 2026

(iii) Term, Price and Form of Acquisition: the Program 9 shall begin on the date of the Board of Directors' resolution, remaining in effect until February 19, 2028, with the acquisitions carried out on the Stock Exchange (B3 S.A. - Brasil, Bolsa e Balcão) at market prices, observing applicable legal and regulatory limits;

(iv) Intermediary financial institutions: share repurchase transactions carried out under Program 9 will be intermediated by the following financial institutions: (i) J.P. MORGAN CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A.; (ii) BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.; (iii) GOLDMAN SACHS DO BRASIL CTVM S.A.; and (iv) SANTANDER CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A.;

(v) Resources to be used: the resources from the balances of the profit reserves, which total R$ 5,359,444,218.69 (five billion, three hundred fifty-nine million, four hundred forty-four thousand, two hundred eighteen reais and sixty-nine cents), will be used, according to the most recent financial statements available for the quarter ended on 30 June 2026, except for the reserves referred in the Section 8, paragraph 1, of CVM Resolution 77/2022. The approximate maximum amount to be used in Program 9 is R$1 billion; and

(vi) Pursuant to Section 6 of CVM Resolution 77/2022, the members of the Company's Board of Directors provided the information contained in Annex I to these minutes and authorized the Board of Officers of the Company to perform all necessary acts to complete the transaction.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all Board Members present.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), August 19th, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

CONT. OF MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TIM S.A.

August 19th, 2026

ANNEX I

ANNEX G TO CVM RESOLUTION NO. 80, OF MARCH 29, 2022

Trading of Own Shares

1. Justify in detail the objective and expected economic effects of the operation:

The Share Buyback Program of TIM S.A. ("Company"), approved at the meeting of the Company's Board of Directors, held on August 19, 2026, aims to support the acquisition of common shares issued by the Company to be held in treasury and subsequent cancellation, without reduction of the capital stock, aiming to increase value to shareholders through the efficient use of available cash resources.

2. Inform the number of shares (i) outstanding and (ii) already held in treasury:

The number of shares of the Company: (i) outstanding is 763,295,382 (seven hundred sixty-three million, two hundred ninety-five thousand, three hundred eighty-two) common shares (free float); and (ii) in treasury is 16,860,598 (sixteen million, eight hundred sixty thousand, five hundred ninety-eight) common shares.

3. Inform the number of shares that may be acquired or sold:

Up to 55,187,638 (fifty-five million, one hundred eighty-seven thousand, six hundred thirty-eight) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, which corresponds to 2.31% (two-point thirty-one percent) of the total common shares of the Company.

4. Describe the main characteristics of the derivative instruments that the company will use, if any:

Not applicable. The Company will not use derivative instruments.

5. Describe, if any, any agreements or voting guidelines between the company and the counterparty of the transactions:

Not applicable. The acquisition of shares will occur through stock exchange operations and, therefore, there are no existing voting guidelines between the Company and counterparties in the transaction.

6. In the event of operations carried out outside organized securities markets, inform: a. the maximum (minimum) price at which the shares will be acquired (sold); Eb. if applicable, the reasons that justify carrying out the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, than the average price, weighted by volume, in the 10 (ten) previous trading sessions:

Not applicable. The operations will be carried out on the stock exchange, at market values.

7. Inform, if any, the impact that the negotiation will have on the composition of the shareholding control or the administrative structure of the company:

Not applicable. There will be no impact on the Company's control composition or administrative structure due to the implementation of the Program.

CONT. OF MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TIM S.A.

August 19th, 2026

8. Identify the counterparties, if known, and, in the case of a party related to the company, as defined by the accounting rules that deal with this matter, also provide the information required by article 9 of CVM Resolution No. 81, of March 29, 2022:

Not applicable. The acquisition of shares will take place through stock exchange operations and, therefore, the counterparties are not known.

9. Indicate the destination of the funds earned, if applicable:

The Program aims to support the acquisition of common shares issued by the Company to be held in treasury and subsequently canceled, without reduction of the capital stock, aiming at increasing value to shareholders through the efficient use of available cash resources.

10. Indicate the maximum period for the settlement of authorized transactions:

The Company's Share Buyback Program will begin as of the date of the Board of Directors' resolution, August 19, 2026, and will remain in force until February 19, 2028, and the acquisitions will be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão), at market prices, observing the applicable legal and regulatory limits.

11. Identify institutions that will act as intermediaries, if any:

Share repurchase transactions carried out under Program 9 will be intermediated by the following financial institutions:

(i)	J.P. MORGAN CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., headquartered in Avenida Brigadeiro Faria Lima, 3729, 13º andar, Itaim Bibi, São Paulo/SP;
(ii)	BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., headquartered in Rua Praia de Botafogo, 501 – Botafogo; Rio de Janeiro/RJ;
(iii)	GOLDMAN SACHS DO BRASIL CTVM S.A., headquartered in Av. Presidente Juscelino Kubitschek, nº 510, 6º andar São Paulo/SP; and
(iv)	SANTANDER CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., headquartered in Av. Presidente Juscelino Kubitschek, nº 2041 e 2235, 24º andar São Paulo/SP.

12. Specify the available resources to be used, pursuant to article 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022:

The resources from the balances of the profit reserves, which total R$ 5,359,444,218.69 (Five billion, three hundred fifty-nine million, four hundred forty-four thousand, two hundred eighteen Brazilian Reais and sixty-nine cents), will be used, according to the most recent financial statements available for the quarter ended on 30 June 2026, except for the reserves referred to in section 8, paragraph 1 of CVM Resolution 77/2022. The approximate maximum amount to be used in the Company's Share Buyback Program is R$1 billion.

CONT. OF MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TIM S.A.

August 19th, 2026

13. Specify the reasons why the members of the Board of Directors feel comfortable that the share buyback will not affect the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends:

The members of the Board of Directors understand that the parameters of the Share Buyback Program are compatible with the Company’s solid financial position, future cash generation capacity and low level of indebtedness. In addition, the Board of Directors considered the Company’s current and future capital needs, including investments and shareholder remuneration, both as provided for in its strategic plan, the projections of which were disclosed on February 24, 2026.

Accordingly, the members of the Company’s Board of Directors understand that the Share Buyback Program will not compromise the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 19, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer